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                             March 8, 2022

       Max Hooper
       Chief Executive Officer
       Global Blockchain Acquisition Corp.
       6555 Sanger Road, Suite 200
       Orlando, Florida 32827

                                                        Re: Global Blockchain
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
24, 2022
                                                            CIK No. 0001894951

       Dear Dr. Hooper:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Victor
Rivera Melendez at 202-551-4182 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Cavas S. Pavri, Esq.